

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Thomas Paquin
Chief Executive Officer
VictoryBase Corporation
PO Box 617
Roanoke, TX 76262

> **Re: VictoryBase Corporation**
> **Amendment No. 4 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 23, 2021**
> **CIK No. 0001836735**

Dear Mr. Paquin:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to the Draft Offering Statement on 1-A submitted September 23, 2021

General

1. We note your response to comment 3. It appears that your website includes information that is inconsistent with your offering statement. For example, your website states that investors may be able to participate in your share redemption program, but that such program may or may not be available at all times. However, in response to comment 2, you have revised your offering statement to indicate that you currently do not have a share repurchase program. Additionally, please revise your offering circular to clarify whether the properties in South Carolina subject to the Control Agreement are equipped with "Integrated Smart Home Technology." We also note your discussion of the "[f]inancial [c]ertainty" provided to military members as it relates to the "Home Classification" that you will assign to each property and that the Base Payment will

fluctuate in accordance with that classification and corresponding BAH. While your offering circular discusses the various factors that will go into setting the Base Payment, it does not discuss the concept of the "Home Classification" or the fluctuating rates. In this respect, we note that your offering circular indicates that the Base Payment amount is fixed. Your website also "encourages" investors to invest at least $100 per month, but similar disclosure is not included in the offering circular. Please revise to ensure that information provided on your website is consistent in all material respects with your offering circular.

2.   Refer to comment 1 above. We note that your website also indicates that your business model will provide for "[f]inancial [c]ertainty]f]or [m]ilitary [m]embers." In this respect, it indicates that the Base Payment will adjust in accordance with the BAH rates and, as a result, if the BAH rates increase, so will the applicable Base Payment, but if the BAH rates decrease, the Base Payment will remain the same because a military member's BAH remains the same for the entirety of his or her assignment at the duty location. It is not entirely clear why this is an example of "financial certainty" given that it appears that a military member's Base Payment will potentially fluctuate throughout the term of the lease. In addition, please revise to balance your disclosure regarding mortgage payments and how your business model is an "alternative to traditional home ownership" to clarify that a tenant will not have an ownership interest in the property itself.   Please also revise your website to make clear that a prospective tenant is not required to become an investor to rent your properties. Finally, please also clarify that an investor's realization of any "success" that the company achieves is dependent on whether the company elects to make distributions to investors and there is no guarantee that the company will pay such distributions.

3.   Please explain to us how the following disclosure that appears on your website is consistent with Rule 255(d) of Regulation A: "Any statement made in this website is intended to be consistent with the information provided in our offering statement on Form 1-A. To the extent there are any inconsistencies between the statements in this website and our Form 1-A, the information in the Form 1-A shall govern and supersede any contrary information herein."

4.   We note your response to comment 2 and the corresponding revisions made to your offering statement, including your decision not to offer a share redemption program at this time. However, we note that your exhibit list includes the share redemption program as a material contract. Please remove the exhibit that contains the share redemption program's material terms or advise.

Use of Proceeds to Issuer, page 20

5.   We note your disclosure that Holdings intends to use a substantial portion of the offering proceeds to acquire VictoryBase Properties. We further note your graphic on page 24 depicts your structure if and when Holdings acquires VictoryBase SC1, LLC. We further note that VictoryBase SCI, LLC and Holdings entered into a Control Agreement and you

Thomas Paquin
VictoryBase Corporation
October 8, 2021
Page 3

have entered into 23 Base Agreements; as such, it appears the properties owned by VictoryBase SCI, LLC are operating. Please clarify for us and in your filing if you have determined that the acquisitions of any VictoryBase Properties and/or the acquisition of VictoryBase SC1, LLC is probable or not probable. In your response, please tell us your basis for your determination. To the extent you have identified the acquisition of any operating property or group of related operating properties as probable, please tell us what consideration you gave to provide historical financial statements of the properties and pro formas financial statements reflecting your expected acquisition of such properties. Refer to Part F/S of Form 1-A for financial statements requirements.

Our Business Activities, page 37

6. We note that you intend to establish Base Payment rates on a variety of factors and that you may elect to offer lower Base Payment rates to EquityBase Investors. Please revise here and your Plan of Distribution to provide additional details regarding this aspect of your business and offering. Please disclose an estimate of the discounts that will be provided, how the specific discounts will be determined and any other factors that are relevant as it relates to your decision to offer a rent reduction to certain investors. In this respect, your offering circular should provide clear disclosure about this feature such that a potential investor is able to ascertain whether his or her investment would be sufficient to warrant a reduction in rent. Additionally, your Business section should outline this rent reduction program in more detail and discuss how it may impact your operating results.

You may contact Peter McPhun at (202) 551-3581 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at (202) 551-8742 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Douglas Clayton